Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

Unaudited

(Dollars in Millions)

	Year Ended December 31
	2003	2002	2001	2000	1999

Portion of rentals representing interest	$46	$34	$45	$48	$46
Capitalized interest	8	6	1	3	7
Other interest and fixed charges	156	136	153	115	74

Total fixed charges (A)	$210	$176	$199	$166	$127

Earnings — pretax income with applicable adjustments (B)	$(604)	$183	$(387)	$187	$295

Ratio of (B) to (A)	(a)	1.04	(a)	1.13	2.33

(a)	Earnings did not cover fixed charges by $814 million in 2003 and by $586 million in 2001